Exhibit 99.2

FOR IMMEDIATE RELEASE		Contact: Jim Hartman Medamicus, Inc. 763-577-2212

April 23, 2003

Medamicus Announces Development and Supply Agreement with Cardio-Optics, Inc.
CardioOptics Trans Blood Vision™ Technology Holds Promise to Simplify Many Complex Procedures

MINNEAPOLIS–Medamicus, Inc. (Nasdaq: MEDM) announced that it has entered into a development and supply agreement with Cardio-Optics, Inc., under which Medamicus will develop the delivery system for CardioOptics Trans Blood Vision™ technology that allows physicians to see through blood. If the product becomes commercially successful, Medamicus would be responsible for the manufacture and packaging of the device under a multi-year supply agreement between the two companies.

“The ability to see through blood holds great promise for simplifying a number of very complex procedures and we are excited to be a part of the development effort,” said Mark Kraus, executive vice president and COO. “While CardioOptics first targeted application is bi-ventricular pacing, this technology has significant potential in a number of other interventional procedures.”

“CardioOptics and its development partners, including Medamicus, are well along in the development cycle and the regulatory approval process in order to meet the targeted market launch date of 2004,” Kraus continued. “If the product is a commercial success, Medamicus has the potential for higher per unit revenue by virtue of our responsibilities to do the final assembly of the procedural kit as set out in the supply agreement.”

Medamicus, Inc., based in Plymouth, Minnesota, is a medical products company engaged in the design, development, manufacture and marketing of percutaneous delivery systems. Its products include venous vessel introducers, safety needles and other disposable delivery products for use in the implantation of pacemakers, defibrillators, catheters and infusion ports sold through OEM relationships with other medical device companies.

Cardio-Optics, Inc. is a privately held company located in Boulder, Colorado

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Certain important factors could cause results to differ materially from those anticipated by some statements made herein. All forward-looking statements involve risks and uncertainties. A number of factors that could cause results to differ materially are discussed in our Annual Report on Form 10-KSB for the year ended December 31, 2002. Among the factors that could cause results to differ materially are the following: the Company’s dependence upon a limited number of key customers for its revenue; the Company’s dependence upon licensing agreements with third parties for the technology underlying some of its products, especially the safety needle; the ability of the Company to negotiate and enter into safety needle supply agreements with major medical device companies and the ability of the Company and these customers to achieve market acceptance of the safety needle; the Company’s ability to effectively manufacture its safety needle using its automated safety needle assembly equipment in anticipated required quantities; the Company’s ability to successfully manufacture and introduce its FlowGuard valved peelable introducer; the Company’s ability to develop or acquire new products to increase its revenues; the Company’s ability to attract and retain key personnel; introduction of competitive products; patent and government regulatory matters; economic conditions; and the Company’s ability to raise capital. All forward-looking statements of the Company, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by these cautionary statements. In addition, the Company disclaims any obligation to update forward-looking statements to reflect events or circumstances after the date hereof.